Exhibit 1

CONFIDENTIAL
Special Committee of the Board of Directors
23andMe Holding Co.
349 Oyster Point Boulevard
South San Francisco, California 94080

July 29, 2024

Dear Members of the Special Committee:
I would like to thank you for the continued opportunity to explore a potential business combination transaction with 23andMe Holding Co. (the “Company”). I am pleased to present this non-binding indication of interest (the “Proposal”) to acquire all of the Company’s outstanding shares of common stock not owned by myself and my affiliates (the “AW Stockholders”) or any other stockholders who I invite to “roll-over” their current equity shares (a “Potential Transaction”), as outlined below.
I continue to be excited about our mission of improving the health of millions of people worldwide through the power of genetics. We have built a highly valuable, broadly recognized consumer brand with one of the world's largest and most diverse genetic datasets. As CEO, I remain as committed as ever to our long-term vision of becoming a global leader in genetics and establishing genetics as a mainstay of healthcare ecosystems worldwide. However, the more constrained capital markets and fundraising environment that exist today necessitate that we make a significant change in capital structure to continue to advance this mission.  Our experience with the short-term focus of the public markets has led me to believe that the Company will be best equipped to execute against this mission as a private entity, allowing us to remove certain public company costs and distractions.
The Proposal
The key terms of the Proposal are as follows:
1.
Purchase Price: Based on the information available to me and my potential financing sources, we are prepared to offer $0.40 per share in cash to acquire 100% of the Company’s outstanding shares of common stock. This price per share represents a premium of 11% to the closing stock price of $0.36 per share as of April 17, 2024, which was the last closing price prior to the amendment to my Schedule 13D filing with respect to the Company stating my intention to evaluate such a proposal. The offer price is based upon analysis that utilized the financial model provided by the Company, as well as other due diligence reviewed over the past several months.

This Proposal is based on an assumed fully-diluted share count of 574,455,442, based on 339,502,600 Class A Common shares, 166,507,453 Class B Common shares, 68,278,993 RSUs, and 64,832,199 options.

2.
Financing: I continue to have productive discussions with potential equity financing sources. The Potential Transaction would be fully financed by committed equity financing and not be subject to any financing condition.

3.	Limited Confirmatory Due Diligence: The Proposal is based on my deep knowledge of the Company and is subject to extremely limited confirmatory due diligence.

4.
Timing: Our goal would be to consummate a transaction as promptly as possible. We and our advisors are prepared to devote the necessary time and resources to efficiently complete the limited confirmatory due diligence described above and do not anticipate this review delaying the negotiation or entry into a definitive merger agreement.

5.	Merger Agreement: We are ready to work expeditiously to negotiate and finalize a mutually satisfactory agreement.

6.	Disclosures: I expect to make appropriate amendments to my Schedule 13D filed with respect to the Company, as required under applicable securities laws, disclosing the Proposal.

7.
Expenses: In connection with the Proposal and the negotiation, execution and consummation of the Potential Transaction, the Company would reimburse me for all costs and expenses incurred, including the costs of financial and legal advisors.

8.
Management and Employees: We value the skills, experience and expertise of the Company’s employees and look forward to discussing ongoing roles with the management team and employees at the appropriate time.

As I previously stated when I informed the Special Committee of the Board of Directors of the Company (the “Special Committee”) that I was considering making a proposal to acquire the Company, I will only engage in a Potential Transaction or any other corporate acts related to a Potential Transaction if the Special Committee is empowered to consider (including the ability to reject) any such proposal by me with the assistance of its own legal and financial advisors, and the Special Committee approves such proposal.  Furthermore, I will only engage in a Potential Transaction (and any other corporate acts related to a Potential Transaction) if, in addition to any other vote required, such transaction is subject to a non-waivable condition requiring approval of a majority of the shares of common stock of the Company not owned by me and the AW Stockholders or any other stockholders who I invite to roll over their shares, and their affiliates, and such approval is in fact obtained prior to the consummation of such transaction.
As you are aware, I and the AW Stockholders own approximately 20% of the outstanding shares of common stock of the Company (which includes 3,516,095 shares of Class A Common stock and 98,633,827 shares of Class B Common stock which may be converted into the same number of shares of Class A Common stock). I wish to be clear that, in my and the AW Stockholders’ capacities as stockholders of the Company, we are interested only in participating in a transaction to acquire shares of the Company that we do not currently own, and accordingly in such capacity I and the AW Stockholders have no interest in, nor would we expect to vote in favor of, any alternative sale, merger or similar transaction involving the Company. If the Special Committee does not approve, or the stockholders of the Company do not approve, a Potential Transaction (or any other corporate acts related to a Potential Transaction), such determination would not adversely affect my or the AW Stockholders’ future relationship with the Company, and our current intention would be to remain as long-term stockholders of the Company in the absence of a Potential Transaction.

This letter and the Proposal constitute a non-binding indication of my and the AW Stockholders’ interest in a transaction with the Company and are not intended to constitute a binding obligation or agreement by me or the AW Stockholders to consummate any transaction involving the Company or to impose any legal or binding obligation on me or the AW Stockholders or the Company or our respective affiliates or representatives with respect to such a transaction.

I am enthusiastic about the opportunity to work with the Special Committee to move quickly towards a successful transaction in the near term. Given the desire to minimize potential distractions to the Company and its employees, I would appreciate a prompt response to this letter.

Very truly yours,

/s/ Anne Wojcicki

Anne Wojcicki